

August 17, 2015

Via E-mail
Ban Siong Ang
Chief Executive Officer
Heyu Leisure Holidays Corporation
Westwood Business Center
611 South Main Street
Grapevine, Texas 76051

> **Re: Heyu Leisure Holidays Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 20, 2015**
> **File No. 333-201986**

Dear Mr. Ang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated March 10, 2015. Please note that our conclusion regarding underwriter status is based upon the fact that Rule 144 is not available for the resale of securities initially issued by a shell company, but for the exception contained in Rule 144(i)(2). Individuals who receive shares from a shell company are considered underwriters in connection with any resale of those shares, whether registered or exempt, unless and until they fit within the parameters of Rule 144(i)(2). Registration of a securities offering does not alter underwriter status. Until the company satisfies the conditions of Rule 144(i)(2), the selling shareholders will be deemed to be underwriters and the offering price of the shares should be fixed for the duration of the offering. Please revise your disclosure accordingly.

2.	As previously requested, please file all required financial statements within the prospectus rather than as exhibits to the document. Refer to Item 11(e) of Form S-1.

Summary Financial Information

After Acquisition, page 6

3.	You disclose that "the consolidated statements of operations data for the period ended March 31, 2015…and the consolidated balance sheet data as of March 31, 2015…are derived from the Registrant's audited financial statements and related notes thereto…" Additionally, we note your disclosure on page 29 that references the "audited consolidated financial statement of Heyu Capital Ltd. for the year ended March 31, 2015 and December 31, 2014." It does not appear that the March 31, 2015 period has been audited for either of these entities. Please advise or revise your disclosure accordingly.

Plan of Operation, page 25

4.	We note your response to comment 11. The revised disclosure focuses on your plan of acquisition for the next twelve months. Please also revise to discuss your plan of operation to fund your existing business for the next twelve months.

Business Plan and Potential Acquisition, page 25

5.	We note your response to comment 13 and your disclosure on page 26 that the acquisition of Xiamen Yuan Bo Bay Hot Springs Hotel is likely. It appears that this acquisition will be significant. Please provide audited financial statements in accordance with Rule 8-04 of Regulation S-X or tell us why you believe these financial statements are not required.

6.	We note your response to comment 13. The revised disclosure quantifies the estimated acquisition amount for your proposed acquisition of the Golden Eagle Hotel and the Xiamen Yuan Bo Bay Hot Springs Hotel. The material contracts filed as exhibits are not definitive agreements, but rather appear to represent a memorandum of understanding to negotiate. Please advise if you have entered into any further agreement, oral or written, to acquire these hotels and file any related agreement or written summary as a material contract or advise. Please also disclose the source of the estimated purchase price of the Golden Eagle Hotel, whether based on listed price, negotiations with the seller or management's calculation.

7.	On page 25 you state that the expected purchase price of the Xiamen Yuan Bo Bay Hot Springs Hotel is between RMB 190 million to RMB 220 million, excluding renovation and construction works. On page 26 you state that the estimated purchase price is RMB 226 million, excluding renovation costs of RMB 150 million. Please revise to ensure these figures reconcile or advise.

Plan of Acquisition in Next 12 Months, page 25

8.   We note your estimated capital needs for the next 12 month of approximately $50.4 million. We also note your expected source of funds will be from existing shareholders, potential investors, and the capital market. Please disclose if you have any commitments from investors to fund the amounts due, including the payment of $320,000 due in August 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

9.   If material, please revise to separately disclose revenue derived from room rental and revenue derived from food and beverage services.

Management, page 35

10.   We note your revisions in response to comment 15. Please further revise the biographies for the following individuals to provide dates of service for business experience during the past five years: Guan Chuan Tan, Shanmuga Ratnam, M. Shahid Siddiqi, Hakikur Rahman, and Lay Hoon Ong. See Item 401(e) of Regulation S-K.

Exhibit 99.2

Condensed Consolidated Balance Sheets, page 3

11.   We note that you have presented what appears to be a pro forma balance sheet as of December 31, 2014. Please amend your interim financial statements to include a balance sheet as of December 31, 2014 that is consistent with your audited balance sheet presented in Exhibit 99.1.

Condensed Consolidated Statement of Operations, page 4

12.   Similarly, we note that you have presented what appear to be pro forma statements of operations and cash flows for the three months ended March 31, 2014. Please amend your registration statement to provide your historical GAAP financial statements for the three months ended March 31, 2014.

Exhibit 99.5

Unaudited Pro Forma Condensed Consolidated Balance Sheet

13.   Please remove the pro forma balance sheet as of December 31, 2014 as the merger has already been reflected in the most recently filed consolidated balance sheet. Refer to Rule 11-02(c) of Regulation S-X.

Unaudited Pro Forma Condensed Statement of Operations

14.   Please tell us why the historical financial information for Heyu Capital does not agree to the audited financial statements included in Exhibit 99.3, or revise as necessary.

15.   Please remove the pro forma statement of operations for the twelve months ended December 31, 2013 as it is generally not appropriate to present more than one full year of pro forma financial information. Refer to Rule 11-02(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jaime John, Accounting Branch Chief, if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Via E-mail
        Anthony A. Patel